September 23, 2020 VIA EDGAR United States Securities and Exchange Commission

September 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE
Washington, D.C. 20549

Attn:	Erin Martin

Re:	Landcadia Holdings III, Inc.

Registration Statement on Form S-1

Filed September 17, 2020

File No. 333-248856

Dear Ms. Martin:

On behalf of our client, Landcadia Holdings III, Inc. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 18, 2020, relating to the Company’s Draft Registration Statement on Form S-1 filed with the Commission on September 17, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Form S-1 filed September 17, 2020

Description of Securities

Exclusive forum for certain lawsuits, page 131

1.	Your disclosure in this section indicates that your amended and restated certificate of incorporation will include an exclusive forum provision that will provide for concurrent jurisdiction for claims made under the Securities Act and that it will not apply to claims made under the Exchange Act. However, your risk factor disclosure on pages 58 and 59 indicates that your amended and restated certificate of incorporation will provide for exclusive federal jurisdiction for claims made under both the Securities Act and also the Exchange Act. Please revise your prospectus to consistently describe the nature and effect of any exclusive forum provision that you intend to include in your organizational documents or advise.

Response: The Company has updated the disclosure on page 59 of the S-1 to address the Staff’s comment.

United States Securities and Exchange Commission

September 23, 2020

Financial Statements, page F-1

1.	Please tell us why you provided audited financial statements for the period ended August 24, 2020 given your December 31 fiscal year end.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that, consistent with market practice for other similarly structured special purpose acquisition companies, the audited financial statements included in the registration statement are presented for the periods from the Company’s inception through the date of initial capitalization of the Company in preparation for the public offering. The Company had no significant operations from inception. Accordingly, the Company believes that providing audited financial statements up to and including the initial capitalization will be more useful for potential investors than unaudited interim financials for the current fiscal year.

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Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Steven L. Scheinthal, Landcadia Holdings III, Inc.